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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                            ------------------------

                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            ------------------------

                             ALBA-WALDENSIAN, INC.
                           (Name of Subject Company)

                             AWS ACQUISITION CORP.
                          a wholly-owned subsidiary of

                           TEFRON U.S. HOLDINGS CORP.
                          a wholly-owned subsidiary of

                                  TEFRON LTD.
                                   (Bidders)
                            ------------------------

                    Common Stock, par value $2.50 per share
                         (Title of Class of Securities)

                                   012041109
                     (CUSIP Number of Class of Securities)
                            ------------------------


                            ARIE WOLFSON, PRESIDENT
                             AWS ACQUISITION CORP.
                                C/O TEFRON LTD.
                                28 CHIDA STREET
                            BNEI-BRAK, 51371, ISRAEL
                               011-972-3-579-8701
(Names, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            ------------------------

                          COPIES OF COMMUNICATIONS TO:


                             MORTON A. PIERCE, ESQ.
                            DOUGLAS L. GETTER, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 259-8000





                           CALCULATION OF FILING FEE



         Transaction Valuation*                  Amount of Filing Fee*
              $61,675,263                               $12,335


 * Estimated for purposes of calculated the amount of the filing fee only. The amount assumes the purchase of 3,333,798 shares of common stock, $2.50 par value (the "Shares"), at a price per Share of $18.50 in cash. Such number of Shares represents all the Shares outstanding as of November 5, 1999 and assumes the exercise of all existing vested options, warrants, and other rights to acquire Shares from the Company.

                            ---------------------------

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:         None                            Filing Party:                   Not Applicable
Form or Registration no.:       Not Applicable                  Date Filed:                     Not Applicable

                      (Exhibit Index is located on Page 7)
--------------------------------------------------------------------------------
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
CUSIP No. 012041 10 9            SCHEDULE 14D-1



 1.        NAME OF REPORTING PERSONS
           AWS Acquisition Corp.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      / /
           (b)      / /

 3.        SEC USE ONLY
 4.        SOURCE OF FUNDS
           BK, AF
 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           / /
           N/A
 6.        CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,663,565*
 8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES
           / /
 9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           49.9%*
10.        TYPE OF REPORTING PERSON
           CO


------------------------

* On November 8, 1999, Tefron U.S. Holdings, Corp., a Delaware corporation ("Parent") and a wholly-owned subsidiary of Tefron Ltd., a corporation organized under the laws of Israel, and AWS Acquisition Corp., a Delaware corporation, a wholly-owned subsidiary of Parent ("Purchaser"), entered into a Support Agreement (the "Support Agreement") with certain stockholders, of Alba-Waldensian, Inc. (the "Company") (collectively, the "Support Stockholders"), pursuant to which the Support Stockholders have agreed, among other things, to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer all of the shares beneficially owned by them (the "Support Shares"). The Support Agreement was entered into in connection with the Merger Agreement, dated November 8, 1999, among Purchaser, Parent, and the Company (the "Merger Agreement"). Additionally, each Support Stockholder has granted Parent and Purchaser an irrevocable proxy to vote the Shares beneficially owned by such Support Stockholder in connection with the transactions contemplated by the Merger Agreement. If such proxy is exercised prior to the expiration or waiver of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended, such proxy will only be exercisable by Parent or Purchaser to the extent that Parent and Purchaser would be entitled to vote up to 49.9% of the outstanding shares. The Support Stockholders beneficially own approximately 1,801,766 shares, representing approximately 54% in the aggregate of the Company's outstanding shares (assuming the exercise of all such Support Stockholders' options subject to the Support Agreement). The Support Agreement is described more fully in Section 10 of the Offer to Purchase, dated November 12, 1999.

CUSIP No. 012041 10 9            SCHEDULE 14D-1


  1.       NAME OF REPORTING PERSONS
           Tefron U.S. Holdings, Corp.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      / /
           (b)      / /
  3.       SEC USE ONLY
  4.       SOURCE OF FUNDS
           BK, AF
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           / /
           N/A
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS
           1,663,565*
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES
           / /
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           49.9%*
 10.       TYPE OF REPORTING PERSON*:
           CO


------------------------
* The footnote on page 2 is incorporated by reference herein.

CUSIP No. 012041 10 9            SCHEDULE 14D-1


 1.        NAME OF REPORTING PERSONS
           Tefron Ltd.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
 2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)      / /
           (b)      / /
 3.        SEC USE ONLY
 4.        SOURCE OF FUNDS
           BK
 5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
           / /
           N/A
 6.        CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
 7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,663,565*
 8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES
           / /
 9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           49.9%*
10.        TYPE OF REPORTING PERSON
           CO


* The footnote on page 2 is incorporated by reference herein.

                                I. TENDER OFFER


     This Tender Offer Statement on Schedule 14D-1 and Schedule 13D is filed by AWS Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Tefron U.S. Holdings, Corp., a Delaware corporation ("Parent"), and a wholly-owned subsidiary of Tefron Ltd., a corporation organized under the laws of the State of Israel ("Tefron"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $2.50 per share (the "Shares"), of Alba-Waldensian, Inc., a Delaware corporation (the "Company"), at a purchase price of $18.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and any amendments or supplements thereto (which, as amended or supplemented from time to time, collectively constitute the "Offer").



     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and Purchaser of beneficial ownership of certain of the selling stockholders' Shares. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.


ITEM 1. SECURITY AND SUBJECT COMPANY.


     (a) The name of the subject company is Alba-Waldensian, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is P.O. Box 100, 201 St. Germain Avenue, SW, Valdese, North Carolina 28690.



     (b) The information set forth on the cover page and under "Introduction"
Section 1--"Terms of the Offer" and Section 10--"Background of the Offer; Contacts with the Company" in the Offer to Purchase is incorporated herein by reference.



     (c) The information set forth in Section 6--"Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.


     (a)-(d) This Statement is filed by Purchaser, Parent and Tefron. The information set forth on the cover page, under "Introduction," in
Section 9--"Certain Information Concerning Tefron, Parent and the Purchaser" and in Schedule I--"Directors and Executive Officers of Tefron, Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.



     (e) and (f) During the last five years, none of Tefron, Parent or Purchaser, or, to the best of Tefron's, Parent's and Purchaser's knowledge, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.


     (a) The information set forth under "Introduction" and in Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.



     (b) The information set forth under "Introduction" and in Sections 10--"Background of the Offer; Contacts with the Company" and 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreement; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.


     (a)-(b) The information set forth in Section 12--"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.



     (c) Not applicable.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.


     (a)-(e) The information set forth under "Introduction" and in
Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.



     (f)-(g) The information set forth in Section 7--"Possible Effects of the Offer on the Market for the Shares; Amex Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


     (a)-(b) The information set forth under "Introduction" and in Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.


     The information set forth under "Introduction" and in Sections 10 "Background of the Offer; Contracts with the Company" and 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.


ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.


     The information set forth under "Introduction" and in Section 16--"Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.




Not applicable.


ITEM 10. ADDITIONAL INFORMATION.


     (a) The information set forth under "Introduction" and in Section 11--"Purpose of the Offer; the Merger Agreement; the Support Agreement; the Consulting Agreements; Appraisal Rights; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.



     (b)-(c) The information set forth in Section 15--"Certain Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.



     (d) The information set forth in Section 7--"Possible Effects of the Offer on the Market for the Shares; AMEX Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.


     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


      EXHIBIT
      NUMBER     DESCRIPTION OF DOCUMENT
    -----------  ---------------------------------------------------------------------------------------------------
    (a)(1)       Offer to Purchase dated November 12, 1999.
    (a)(2)       Letter of Transmittal.
    (a)(3)       Notice of Guaranteed Delivery.
    (a)(4)       Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
    (a)(5)       Letter to Clients For Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
    (a)(6)       Guidelines for Certification of Taxpayer Identification Number on Form W-9.
    (a)(7)       Form of Summary of Advertisement dated November 12, 1999.
    (a)(8)       Joint Press Release dated November 8, 1999.
    (b)(1)       Commitment Letter of Bank Hapoalim B.M. to Tefron Ltd., dated November 1, 1999.
    (c)(1)       Agreement and Plan of Merger, dated November 8, 1999, among Parent, Purchaser and the Company.
    (c)(2)       Support Agreement among Parent, Purchaser and Clyde Wm. Engle, Nathan H Dardick and GSC,
                 Enterprises, Inc., dated November 8, 1999.
    (c)(3)       Integration Consulting/Noncompetition Agreement, dated November 8, 1999, between Parent and Clyde
                 Wm. Engle.
    (c)(4)       Integration Consulting/Noncompetition Agreement, dated November 8, 1999, between Parent and Nathan
                 H Dardick.
    (c)(5)       Letter Agreement between LaSalle Bank National Association and Parent, regarding the GSC
                 Enterprises Inc. Pledge dated November 8, 1999.
    (c)(6)       Letter Agreement between LaSalle Bank National Association and Parent, regarding the Clyde Wm.
                 Engle Pledge dated November 8, 1999.
    (c)(7)       Confidentiality Agreement, dated August 25, 1999, between Tefron and the Company.

                                   SIGNATURE

     After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: November 12, 1999


                                          AWS ACQUISITION CORP.


                                          By: /s/ ARIE WOLFSON
                                             -----------------------------
                                             Name:Arie Wolfson
                                             Title:President



                                          By: /s/ MICHA KORMAN
                                             -----------------------------
                                             Name: Micha Korman
                                             Title: Vice President



                                          TEFRON U.S. HOLDINGS CORP.



                                          By: /s/ ARIE WOLFSON
                                             -----------------------------
                                             Name: Arie Wolfson
                                             Title: President



                                          By: /s/ MICHA KORMAN
                                             -----------------------------
                                             Name: Micha Korman
                                             Title: Vice President


                                          TEFRON LTD.


                                          By: /s/ ARIE WOLFSON
                                             -----------------------------
                                             Name: Arie Wolfson
                                             Title: President



                                          By: /s/ MICHA KORMAN
                                             -----------------------------
                                             Name: Micha Korman
                                             Title: Chief Financial Officer